SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2009

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.



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                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Announces That it Expects to Incur Non-Cash Write-Offs and Establish Reserves for Termination Expenses dated March 13, 2009.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Announces That it Expects to Incur Non-Cash Write-Offs and Establish Reserves for Termination Expenses

Friday March 13, 12:00 pm ET

YAHUD, Israel, March 13 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ GMS:MAGS, TASE: MAGS) today announced that it expects to incur up to approximately $21.5 million in non-cash charges and reserves in its fourth quarter 2008 results, which will primarily reduce the value of certain non-tangible assets on its balance sheet.

Among the expected charges is an approximate $4 million reduction in a deferred tax asset. Taking into account developments in global markets over the past few months and the shrinkage of budgets manifested by reduced product demand, management believes that a write-down will be necessary. As the market situation improves, the company may be able to use this deferred tax asset based on expected profit levels.

The Company believes that it will be required to record a goodwill impairment charge with respect to a goodwill asset of $12.5 million established in connection with the acquisition of a company in Europe. The recorded backlog for the European company is lower than expected and it is not clear if its operations will be able to recover to a level where its value will justify the goodwill figure. These factors triggered the need for an impairment analysis of the goodwill, which is expected to be completed in the next few months.

In addition to the above non-tangible asset charges is an approximate $2.5 million reserve to be recorded on the Company's balance sheet for future termination costs associated with the departure of the Company's former CEO as well as other executives. Management believes that an approximate $1.5 million provision for slow moving inventory will be required, resulting from the consolidation of inventory from different subsidiaries as well as identifying slow moving products that may not be sellable due to the global economic contraction, including in the markets in which the Company operates.

Management also believes that as a result of the effects of the global economic slowdown on some of its customers and business partners, it will need to increase its reserves for doubtful accounts by approximately $1 million.

The Company expects to publish its fourth quarter 2008 financial results as well as its 2008 audited annual results, together with the filing of its annual report on Form 20-F with the Securities and Exchange Commission, in June 2009. The publication and filing will be followed by a conference call with investors. The timing of the conference call will be announced separately.

About Magal Security Systems Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal's shares trade in the U.S. on the NASDAQ Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE) under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems Ltd
    Lian Goldstein
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    E-mail:lian@magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US)   +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                   (Registrant)



                                            By: /s/ Lian Goldstein
                                                ---------------
                                                Lian Goldstein
                                                Chief Financial Officer



Date:  March 19, 2009